

June 6, 2011

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
Las Vegas, Nevada 89119

> **Re: EZJR, Inc.**
> **Registration Statement on Form 10**
> **Amended May 5, 2011**
> **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your response letter dated May 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Directors and Executive Officers, page 28

1.   We note your response to our prior comment 2. It is unclear why you believe it is immaterial that your sole officer and director is Managing Member of another entity that acquired rights to another medical technology when you disclose that EZJR intends to develop medical technology.   Please revise or advise.

Form 10-Q for the Quarter Ended March 31, 2011

2.   Please tell us why page 9 of your Form 10-Q for the quarter ended March 31, 2011 references Section 21E of the Securities Exchange Act of 1934 when your response dated April 6, 2011 states you will remove the language relating to the statutory safe harbor that is not applicable to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.